SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press release re Internet Gold Announces That it is Ahead of its Original Plans for its New 015 International Telephony Services dated December 21, 2004.

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                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Announces That it is Ahead of its Original Plans for its New 015 International Telephony Services

Tuesday December 21, 9:15 am ET

PETACH TIKVA, Israel, December 21 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that it is ahead of its original plans for its new 015 international telephony services. Launched in the third quarter of 2004, this new activity was originally budgeted to begin yielding operational profits after two full quarters of operations in the first quarter of 2005. Internet Gold estimates that the 015 activity reached operational profitability in the fourth quarter of 2004.

The company has recently commenced offering prepaid and post-paid telephony services that are expected to contribute to its market share of international telephony services.

Eli Holtzman, Internet Gold CEO added: "I am very pleased and proud of my team that was successful in leading this important new addition to our other growth drivers to positive EBIT in less than five months of operations. We succeeded in our main goal by being the first new competitor to join the international telephony market. As I earlier emphasized, we have leveraged our synergistic resources to launch this new activity in a very cost effective manner. The earlier than expected positive results is just another proof of the soundness of our strategy. I trust that our group will return to its traditional positive profitability levels already in this last quarter of 2004".

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture with Microsoft Corp., the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce activity, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                           By /s/Eli Holtzman
                                              ---------------
                                              Eli Holtzman
                                              Chief Executive Officer




Date:  December 21, 2004